Exhibit 99.76

IASA rating downgrade the safety oversight applied by the

Mexican Aviation Authority from Category 1 to Category 2

by the Federal Aviation Administration

Mexico City, Mexico, May 25, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline serving Mexico, the United States of America and Central America, informs that the U.S. Department of Transportation’s Federal Aviation Administration of the United States of America (FAA) has today determined that the safety oversight applied by Mexican Federal Civil Aviation Authority (AFAC) does not fully adhere to International Civil Aviation Organization (ICAO) standards and has downgraded the country's safety rating from Category 1 to Category 2. Under the International Aviation Safety Assessment (IASA) program, the FAA audits peer aviation authorities to determine whether their oversight programs comply with ICAO annexes.

The FAA action pertains only to AFAC, and this is not an assessment of Mexican carriers. Volaris’ safety profile remains unchanged and we believe it is in line with best industry standards from both safety and security standpoints. Volaris is committed to the safety of our passengers.

Current Volaris services will remain in place. However, during the period in which AFAC addresses the FAA findings, new services and routes cannot be added, and Volaris will be unable to add new aircraft to its FAA operations specifications. However, Volaris' fleet may continue to grow, as the FAA action does not limit Volaris from incorporating any additional aircraft into its Mexican Air Operators Certificate, nor does it preclude Volaris from deploying such aircraft to Mexican and Central American markets.

Additionally, our codeshare partner Frontier will remove its code from flights operated by Volaris, although customers will still have the option to purchase flights from Volaris and Frontier through the companies’ websites.

Volaris understands that AFAC has been working closely with the FAA to remedy any technical or regulatory issues. Volaris will support the efforts of both regulatory authorities with the objective of restoring Mexico's safety rating to Category 1.

The information included in this report has not been audited and it does not provide information on the Company´s future performance. Volaris´ future performance depends on many factors and it cannot be interred that any period´s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 181 and its fleet from four to 87 aircraft. Volaris offers more than 425 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100